Mail Stop 3010

May 5, 2010

VIA USMAIL and FAX (713) 354 - 2710

Mr. Dennis M. Steen
Chief Financial Officer
Camden Property Trust
3 Greenway Plaza, Suite 1300
Houston, Texas 77046

  Re: Camden Property Trust
     Form 10-K for the year ended 12/31/2009
     Filed 2/25/2010
     File Nos. 001-12110

Dear Mr. Dennis M. Steen:

  We have reviewed your filing and have the following comments. We have limited our review to only the issues addressed below and will make no further review of your document. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

  Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Item 2. Properties, page 10

1.   In future filings, please also disclose the average effective annual rental per unit for your property portfolio for the last two fiscal years.

Liquidity and Capital Resources, page 30

Financial Flexibility, page 32

2.   We note that your senior unsecured debt rating by Standard and Poor's has been downgraded since 2008. Please tell us why management did not consider this a material trend or uncertainty that should be discussed in the MD&A section. In addition, we note your risk factor, "Failure to maintain our current credit ratings . . ." on page 9, which discusses the risk presented by failing to maintain your current credit ratings. Please tell us what consideration was given to specifically discussing in this risk factor that one of your ratings had, in fact, been downgraded.

Item 15. Exhibits and Financial Statement Schedules, page 41

Index to Exhibits, page 41

3.   Refer to the material contracts filed as exhibits 10.16, 10.17, 10.40, 10.54 and 10.55. We note that the contracts, as filed, omit schedules and exhibits to the contracts. Item 601(b)(10) of Regulation S-K requires you to file all material contracts in their entirety. Please file the complete contracts with your next quarterly report or tell us why you believe the contracts are no longer material to investors.

Financial Statements and Notes

Consolidated Statements of Income and Comprehensive Income, pages F-3 – F-4

4.   We note you separately present property revenues and expenses.   However, some of your other expenses such as property management and depreciation and amortization appear to relate to your properties yet were not included in the property subtotals.   Please distinguish what criteria you utilized to differentiate property and other expenses.   In addition, it appears you have aggregated line items of an operating nature (i.e. fee and asset management) with line items of a non-operating nature (i.e. interest and other income).   Please explain how your income statement presentation complies with Rule 5-03 of Regulation S-X.

5.   Reference is made to your presentation of impairment associated with land development activities as a separate line item below other expenses.   Please clarify your basis in GAAP for presenting below other operating expenses.

6.   We note that you have included distributions per share on the face of your Consolidated Statements of Income and Comprehensive Income versus in the notes to your financial statements. Tell us how your disclosure complies with the guidance in paragraph 260-10-45-5 of the FASB Accounting Standards Codification.

Note 4 – Operating Partnerships, page F-15

7.   Please disclose within your financial statements the amount that would be paid or the number of shares that would be issued and its fair value if the settlement of the Common Units of your Operating Partnerships, which are convertible into your common stock on a one-for-one basis or cash at your option, were to occur at the reporting date.

DEFINITIVE PROXY STATEMENT FILED MARCH 22, 2010

Executive Compensation, page 20

Annual Bonus, page 30

8.   We note that the company establishes corporate goals and targets that are utilized by the compensation committee to determine annual bonuses. We further note your letter dated December 17, 2007 in which you agreed to disclose your targets in future filings, as applicable. In this proxy statement, however, you have not disclosed your targeted same property NOI growth, rather, you disclose that it was achieved. In future filings, please disclose all specific performance targets used to determine incentive amounts or provide us with supplemental analysis as to why it is appropriate to omit this target pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

9.   We note that the compensation committee also takes into account the individual performances of your named executive officers in making compensation determinations.   You have not, however, provided specific disclosure with respect to how those individual performances were measured and its affect on the compensation decision. For example, with respect to Mr. Steward, you state that the goals and weightings were tied 75% to the company's performance and 25% to his individual performance. It also appears that weightings were assigned to certain aspects of his individual performance, such as creation of new business, achievement of departmental budgets and effectiveness in communicating corporate culture to employees. Please further explain how the compensation committee's analysis of his achievement of those individual performance factors led to the weightings assigned. Provide us with sample disclosure and confirm that you will include similar disclosure in future filings.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at (202) 551 - 3391 or Sonia Barros at (202) 551 – 3655 with any other questions.

Sincerely,

Cicely LaMothe
Branch Chief